Filing under Rule 425 under the U.S. Securities Act of 1933
Filing by: Chuo Mitsui Trust Holdings, Inc.
Subject Company: The Sumitomo Trust and Banking Co., Ltd.
Commission File Number: 132-02705
Dated November 10, 2009

FAQ

Philosophy and Background of Management Integration
Q.	The business models of the two groups have been distinct until now. What kind of business model will emerge after the integration?
A.
Until now, both groups have had in common the aim of moving away from a revenue structure which relied on conventional banking businesses and that policy will stay the same. As written in the November 6, 2009 press release, after the integration, the new trust bank group will aim to be “Japan’s leading trust bank group which boasts the largest scale and the highest status by combining banking, asset management and administration and real estate businesses.”

Q.	Can you seek further growth competing with the megabank groups (the three largest bank groups in Japan)?
A.
As a result of this integration, assets under management and under custody, the focus of the new trust bank group, will be the largest in Japan. We will also be comparable to the megabanks in terms of total employable funds, and sales of investment trusts and annuity insurances. However, we are aiming at a business model which differs from those of the megabanks, and we do not intend to compete with other groups in terms of scale of total assets. As we are expected to give full play to our strengths as a trust bank group, we believe it is best for us to work towards enhancing our corporate value as a trust bank group.

Q.	What are your thoughts on global strategy?
A.
We will utilize our overseas network and promote global strategy, with our priorities on the strategies of “Meeting various asset management demands focusing on demands for Japanese stock and real estate management,” “Strengthening asset management capability for Asian and other foreign stocks” and “Strengthening relationship management with Japanese companies overseas.”

Q.	How will you reorganize asset management subsidiaries of both groups?
A.
From the perspective of creating a management structure appropriate for Japan’s largest asset management group, we will explore ways to reorganize our asset management subsidiaries by function and thus to build a structure for the integrated holding company to directly oversee their management.

Q.	Does this integration have any relation to the business improvement order or the conversion of government held preferred stocks to common stocks?
A.	They are totally unrelated. This is an independent management decision.

Effects of Integration
Q.	What kinds of synergy effects do you expect by the integration?
A.
We expect considerable synergy effects by the integration, as we are highly complementary in terms of regional and client bases, and will also able to better meet client demands through our enhanced expertise and comprehensive capability. We will ascertain and announce the expected quantitative effects in the future.

Q.	Will overlapping branches be reviewed for mergers or closures?
A.
Of the head offices and branches of trust banks within both groups, about 20% are overlapping in terms of geography (29 out of a total of 118 locations). Client convenience will be a major factor taken into account when we seek reorganization of branch networks.

Q.	In which areas and by how much will you reduce costs?
A.
We will integrate systems both groups have developed separately, and we will streamline overlapping management expenses. Thus we believe we can substantially reduce costs. Specific streamlining effects shall be ascertained and announced in the future.

Integration Process
Q.	Why will it take about one and a half years for the management integration through a holding company structure to take place?
A.
We believe this is the minimum requisite time as the management integration will most likely require registration under U.S. securities laws, resulting in a need to make and file financial statements under international accounting standards.

Q.	Please tell us the schedule for the conclusion of the share exchange agreement and the shareholders’ meeting.
A.	We will make an announcement once we confirm the details and set up an appropriate timing for the management integration.

Q.	How and when will you determine integration (share exchange) ratio calculation?
A.
We and The Sumitomo Trust and Banking Co., Ltd. will each take into account the valuations and advice of the external experts each company appoints. After we reach an agreement based on discussions with The Sumitomo Trust and Banking Co., Ltd., we will make an announcement at an appropriate time.

Q.	Will purchase method accounting be applied?
A.	Based on applicable accounting standards, we expect the purchase method will be applied.

Q.	Why will it take as long as two and a half years to reorganize the trust banks under the integrated holding company?

A.
We believe this is the necessary time to proceed with the integration in a smooth manner so as not to cause any inconvenience to clients arising from systems integration or other integration-related issues.

Q.	Chuo Mitsui Trust Group had a business model of separating Chuo Mitsui Trust and Banking and Chuo Mitsui Asset Trust and Banking. What is the reason behind their planned integration?
A.
We decided to integrate into one trust bank as the new trust bank group aims to swiftly provide comprehensive solutions which combine banking, asset management and administration, and real estate businesses.

Financial and Capital Policies
Q.	Will there be a sufficient level of capital after the integration?
A.
Both groups have sufficient levels of capital, and we do not believe that an immediate capital increase will be required. However, we are carefully keeping track of global discussions for the tightening of capital adequacy ratio regulations, and we will work on more advanced controls of risk-weighted assets, measurement methods and other areas.

Q.
In regards to the regulatory capital adequacy ratio, will the new trust bank group be governed by domestic standards or international standards as defined in the ministerial announcement based on Japanese Banking Act?

A.	The new trust bank group will have a policy of developing overseas businesses, and plans to be governed by international standards.

Q.	What will be dividend policies before and after the integration?
A.
Before the integration, each group plans to basically maintain its existing dividend policy. After the integration, while continuing to emphasize shareholders’ interests, we will review our dividend policy as appropriate based on the economic and regulatory environment and other factors.

Public Funds
Q.	Please describe your scenario for public funds repayment.
A.
Chuo Mitsui Trust Group is working towards repayment of public funds through sales in the market and/or repurchases as soon as possible, as we have previously stated. We will consider the specific method for repayment while taking into account the global discussions for tightening capital adequacy ratio regulation, market trends and market impact.

Cautionary Statement Regarding Forward-Looking Statements
This announcement contains certain forward-looking statements that reflect the plans and expectations of Chuo Mitsui Trust Holdings, Inc. and The Sumitomo Trust and Banking Co., Ltd. in relation to, and the benefits resulting from, their proposed business combination and business alliance.  These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions.  Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors including but not limited to:

●	failure of the parties to agree on some or all of the terms of business combination;
●	failure to obtain a necessary shareholder approval;
●	inability to obtain some or all necessary regulatory approvals or to fulfill any other condition to the closing of the transaction;
●	changes in laws or accounting standards, or other changes in the business environment relevant to the parties;
●	challenges in executing our business strategies;
●	the effects of financial instability or other changes in general economic or industry conditions; and
●	other risks to consummation of the transaction.

Additional Information and Where to Find It
Chuo Mitsui Trust Holdings, Inc. may file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC”) in connection with its proposed business combination with The Sumitomo Trust and Banking Co., Ltd.  The Form F-4, if filed, will contain a prospectus and other documents.  If the Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 is expected to be mailed to U.S. shareholders of The Sumitomo Trust and Banking Co., Ltd. prior to the shareholders’ meeting at which the proposed business combination will be voted upon.  The Form F-4, if filed, and prospectus, as they may be amended from time to time, will contain important information about Chuo Mitsui Trust Holdings, Inc. and The Sumitomo Trust and Banking Co., Ltd., the business combination and related matters including the terms and conditions of the transaction.  U.S. shareholders of The Sumitomo Trust and Banking Co., Ltd. are urged to read carefully the Form F-4, the prospectus and the other documents, as they may be amended from time to time, that have been or may be filed with the SEC in connection with the transaction before they make any decision at the shareholders meeting with respect to the business combination.  The Form F-4, if filed, the prospectus and all other documents filed with the SEC in connection with the business combination will be available when filed, free of charge, on the SEC’s web site at www.sec.gov.  In addition, the prospectus and all other documents filed with the SEC in connection with the business combination will be made available to U.S. shareholders of The Sumitomo Trust and Banking Co., Ltd., free of charge, by faxing a request to Chuo Mitsui Trust Holdings, Inc. at +81-3-5232-8716 or to The Sumitomo Trust and Banking Co., Ltd. at +81-3-3286-4654.